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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER, 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                               1050 CARIBBEAN WAY
                              MIAMI, FLORIDA 33132
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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                               REPUBLIC OF LIBERIA
                         (JURISDICTION OF INCORPORATION)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F:]

                      FORM 20-F [X]               FORM 40-F [ ]
                                ---                         ---

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                        YES [ ]                       NO [X]
                            ---                          ---

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): NOT APPLICABLE

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         The following documents are being furnished by Royal Caribbean Cruises
Ltd. pursuant to this report on Form 6-K:

     DOCUMENT                         DESCRIPTION
     --------                         -----------

        1. Press release issued by Royal Caribbean Cruises Ltd. on December 27, 2001.

        2. Notice of Special Meeting of Shareholders to be held on February 14, 2002 and accompanying Proxy Statement dated as of December 27, 2001(including Implementation Agreement, dated as of November 19, 2001, between Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc, proposed Articles of Amendment to the Articles of Incorporation of Royal Caribbean Cruises Ltd., and fairness opinion of Goldman Sachs & Co. attached as Annexes A, B and C thereto).

        3. Form of Equalization and Governance Agreement to be entered into by Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc.

        4. Form of SVC Special Voting Deed to be entered into by Royal Caribbean Cruises Ltd., P&O Princess Cruises plc and the other parties specified therein.

        5. Form of Royal Caribbean Deed Poll Guarantee to be executed by Royal Caribbean Cruises Ltd.

        6.          Proposed Amended By-Laws of Royal Caribbean Cruises Ltd.

        7. Joint Venture Agreement, dated as of November 19, 2001, among Royal Caribbean Cruises Ltd., P&O Princess Cruises plc and Joex Limited.

        8. Voting Agreement, dated as of December 3, 2001, among P&O Princess Cruises plc, A. Wilhelmsen AS and Cruise Associates, and proxies issued in accordance therewith.


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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ROYAL CARIBBEAN CRUISES LTD.
                                       ------------------------------------
                                                  (Registrant)


Date: December 27, 2001                By: /s/ MICHAEL J. SMITH
                                       ---------------------------------
                                       Name: Michael J. Smith
                                       Title: Vice President, General Counsel
                                              and Secretary


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